S )MMISSION
19

10031277

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53196

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2009 (MM/DD/YY) AND ENDING May 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte Corporate Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit (City) MI (State) 48243 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara A. Radgens (313) 394-5077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sara A. Radgens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte Corporate Finance LLC, as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELOITTE CORPORATE FINANCE LLC

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Member
Deloitte Corporate Finance LLC

We have audited the accompanying balance sheet of Deloitte Corporate Finance LLC as of May 31, 2010 and the related statements of member's equity, operations, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

July 15, 2010

DELOITTE CORPORATE FINANCE LLC
BALANCE SHEET
May 31, 2010

ASSETS

	Amount
Cash	$ 345,498
Money Market fund (Note 2)	500,000
Accounts receivable, advisory services	1,354,317
Prepaid expenses	69,072
	$ 2,268,887

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable – related entity (Note 3)	$ 35,683
Accounts payable – other	10,591
Total Liabilities	46,274
Member's equity	2,222,613
	$ 2,268,887

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF MEMBER'S EQUITY
For The Year Ended May 31, 2010

	Amount
Balance, May 31, 2009	$ 1,965,023
Contributions from member	6,950,000
Net loss	(6,692,410)
Balance, May 31, 2010	$ 2,222,613

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF OPERATIONS
For The Year Ended May 31, 2010

	Amount
Revenues:	
Advisory fees	$ 8,306,385
Interest income	821
Total revenues	8,307,206
Expenses:	
Services and expense fees (Note 3)	14,859,993
Registration and membership fees	97,462
Other general and administrative expenses	42,161
Total expenses	14,999,616
Loss before provision for taxes	(6,692,410)
Provision for taxes (Notes 1 and 3)	-
Net loss	$ (6,692,410)

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2010

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees received	$ 7,729,288
Interest income	821
Services and expense fees paid	(14,859,993)
Registration and membership fees paid	(166,534)
Other general and administrative expenses paid	(31,570)
Net cash used by operating activities	(7,327,988)
Cash flows from financing activities:	
Contributions from member	6,950,000
Net amounts received from related entity	668,429
Net cash provided by financing activities	7,618,429
Increase in cash and cash equivalents	290,441
Cash and cash equivalents at beginning of year	555,057
Cash and cash equivalents at end of year	$ 845,498
Reconciliation of net loss to net cash used by operating activities:	
Net loss	$ (6,692,410)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) decrease in:	
Accounts receivable, advisory services	(577,097)
Prepaid expenses	(69,072)
Increase (decrease) in:	
Accounts payable – other	10,591
Total adjustments	(635,578)
Net cash used by operating activities	$ (7,327,988)

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers Money Market Funds as cash equivalents.

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Basis of Presentation

In 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification as the source of Generally Accepted Accounting Principles (GAAP) through the integration of then current accounting standards from several sources into a single source. The Codification did not affect the content or application of GAAP. These notes identify relevant accounting principles by an Accounting Standards Codification number ("ASC").

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through July 15, 2010, which is the same date the financial statements were available to be issued.

Note 2 – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. It establishes a broad three-level hierarchy to prioritize the inputs used in measuring fair value.

Note 2 – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used at May 31, 2010 in valuing the Company's securities owned:

	Level 1	Level 2	Level 3
Assets:			
Money Market fund	$ 500,000	$ -	$ -

Note 3 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. For the year ended May 31, 2010 the net services and expenses charged to the Company amounted to $14,859,993. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

The payable due to Deloitte FAS at May 31, 2010, in the amount of $35,683, is summarized as follows:

	Amount
Net services and expense fees due	$ 203,534
State taxes	14,420
Net receivable for revenue received on the Company's behalf by Deloitte FAS	(182,271)
	$ 35,683

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 31, 2010, the Company's net capital was $789,224 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.06 to 1.

SUPPORTING SCHEDULES

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2010

1.	Total ownership equity	$ 2,222,613
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	2,222,613
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	2,222,613
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	1,423,389
	b. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	799,224
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	10,000
10.	Net capital	789,224
13.	Net capital requirement	5,000
14.	Excess net capital	$ 784,224

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 46,274
19.	Total aggregate indebtedness	$ 46,274
20.	Percentage of aggregate indebtedness to net capital	6%

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Deloitte Corporate Finance, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date consisted of the following:

Excess per this computation	$ 784,224
Differences due to:	
Adjustment of non-allowable assets	69,072
Net adjustment of prepaid expenses and accounts payable	(58,481)
Excess per the Company's Part IIA FOCUS Report	$ 794,815

DELOITTE CORPORATE FINANCE LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
May 31, 2010

Deloitte Corporate Finance LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(i), as a broker-dealer that maintains "Special Account for the Exclusive Benefit of Customers."

Deloitte.

Deloitte
Corporate Finance LLC

Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3093
Fax: +1 313 396 3770

July 22, 2010

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

Gentlemen:

We are enclosing two (2) copies of the financial statements and supporting schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission of Deloitte Corporate Finance LLC at May 31, 2010, with Report of Certified Public Accountants.

In addition, we are enclosing two (2) copies of the Supplemental Report on Internal Accounting Control at May 31, 2010.

Also enclosed are two (2) copies of the Supplemental Report of the Status of Membership in the SIPC at May 31, 2010.

Very truly yours,



Sara A. Radgens
Chief Financial Officer

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS